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                                                                      EXHIBIT e

                                   ADDENDUM

                                      TO

                             SALES/BANK AGREEMENT

     covering shares of capital stock or shares of beneficial interest of the Seligman Mutual Funds

                                    between

                            SELIGMAN ADVISORS, INC.

                                      and

                                  DEALER/BANK

Dear Dealer/Bank:

         Your Sales/Bank Agreement with Seligman Advisors, Inc. (formerly, Seligman Financial Services, Inc.) ("SAI") is hereby amended to include the following provisions in connection with the offering by the Seligman Mutual Funds of Class B shares* and Class C shares as described in each Fund's prospectus, as applicable:

1. Dealer/Bank agrees to comply with the attached "Policies and Procedures" with respect to sales of Seligman Mutual Funds.

2. SAI shall be entitled to a contingent deferred sales load ("CDSL") on redemptions within six years of purchase on any Class B shares sold, within eighteen months of purchase on any Class C shares sold and within one year of purchase on any Class D shares sold. SAI shall also be entitled to a CDSL on redemptions within eighteen months of purchase on any Class A shares sold at net asset value due to the size of the purchase. With respect to omnibus accounts in which Class A shares, Class B shares, Class C shares or Class D shares are held at Seligman Data Corp. ("SDC") in the Dealer/Bank's name, the Dealer/Bank agrees that by the tenth day of each month it will furnish to SDC a report of each redemption in the preceding month to which a CDSL was applicable, accompanied by a check payable to SAI in payment of the CDSL due.

3. If, with respect to a redemption of any Class A shares, Class B shares, Class C shares or Class D shares sold by the Dealer/Bank, the CDSL is waived because the redemption qualifies for a waiver as set forth in the Fund's prospectus or statement of additional information, the Dealer/Bank shall remit to SAI promptly upon notice an amount equal to the payment or a portion of the payment made by SAI to the Dealer/Bank at the time of sale with respect to such Class A shares, Class B shares, Class C shares or Class D shares.

4. On each purchase of Shares by the Dealer/Bank, the Dealer/Bank shall be entitled, based on the Class of Shares purchased and except as provided in each Fund's current prospectus, to a concession determined as a percentage of the price to the investor as set forth in each Fund's current prospectus. No concessions will be paid to the Dealer/Bank for the investment of dividends in additional shares.

5. The Dealer/Bank will comply in all respects with Notice to Members 95-80 of the National Association of Securities Dealers, Inc. regarding member's obligations and responsibilities regarding mutual fund sales practices.

         The sale of any Class A, Class B, Class C or Class D shares of a Seligman Mutual Fund will constitute Dealer/Bank's acceptance of and agreement with the terms set forth herein.

* Seligman Municipal Fund Series, Inc., Seligman Municipal Series Trust, Seligman New Jersey Municipal Fund, Inc. and Seligman Pennsylvania Municipal Fund Series do not currently offer Class B shares.


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                            POLICIES AND PROCEDURES

         In connection with the offering by the Funds of four classes of shares1, one subject to a front-end sales load and a service fee ("Class A Shares"), one subject to a service fee, a distribution fee, no front-end sales load and a contingent deferred sales load on redemptions within six years of purchase ("Class B Shares"), one subject to service fee, a distribution fee, a front-end sales load and a contingent deferred sales load on redemptions within eighteen months of purchase ("Class C Shares) and one subject to a service fee, a distribution fee, no front-end sales load and a contingent deferred sales load on redemptions within one year of purchase ("Class D Shares")2, it is important for an investor to choose the method of purchasing shares which best suits his or her particular circumstances. To assist investors in these decisions, SAI has instituted the following policies with respect to orders for Shares:

         1. No purchase order may be placed for Class D shares unless the investor meets one of the qualifications provided for in Footnote 2 below. The Dealer/Bank is solely responsible for complying with this restriction.

         2. No purchase order may be placed for Class B Shares or Class C shares for amounts of $250,000 or more.

         3. Any other purchase order may be for Class A, Class B, Class C, or Class D shares in light of the relevant facts and circumstances, including:

                  a.       the specific purchase order dollar amount;

                  b. the length of time the investor expects to hold his Shares; and

                  c. any other relevant circumstances such as the availability of purchases under a Letter of Intent, Volume Discount, or Right of Accumulation.

         There are instances when one method of purchasing Shares may be more appropriate than another. For example, an investor who would qualify for a significant discount from the maximum sales load on Class A Shares may determine that payment of such a reduced front-end sales load and service fee is preferable to payment of a higher ongoing distribution fee. On the other hand, an investor whose order would not qualify for such a discount may wish to have all of his or her funds invested in Class B or Class C Shares. An investor who expects to hold his or her shares for longer than eight years might prefer Class B Shares over Class C Shares because of the conversion feature; once the Class B Shares have converted to Class A Shares, the ongoing distribution fees will be reduced. Class C Shares may remain a more attractive choice for shorter-term investors (especially those who would qualify for a discount from the maximum sales load) because the front-end sales load is lower than on Class A shares and the contingent deferred sales load on such shares is only 1%, and it does not apply if the investor owns his or her shares for at least eighteen months. If an investor anticipates that he or she will redeem his or her Class B Shares while still subject to a contingent deferred sales charge, the investor may, depending on the amount of the purchase, pay an amount greater than the sales load and service fee attributable to Class A Shares.

         Appropriate supervisory personnel within your organization must ensure that all employees receiving investor inquiries about the purchase of Shares of a Fund advise the investor of then available pricing structures offered by such Fund, and the impact of choosing one method over another. In some instances it may be appropriate for a supervisory person to discuss a purchase with the investor.

         Questions relating to this policy should be directed to Stephen J. Hodgdon, President, Seligman Advisors, Inc. at (212) 850-1217.

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1    Seligman Municipal Fund Series, Inc, Seligman Municipal Series Trust,
     Seligman New Jersey Municipal Fund, Inc. and Seligman Pennsylvania Municipal Fund Series only offer three classes of shares; Class B shares are not currently available from these Funds.

2 Class D shares are only available (1) to existing Class D shareholders, (2) if the Dealer/Bank maintains an omnibus account at Seligman Data Corp., or
     (3) pursuant to a 401(k) or other retirement plan program for which Class D shares are already available or for which the sponsor requests Class D shares because the sales charge structure of Class D shares is comparable to the sales charge structure of the other funds offered under the program.

June 1, 1999